December 24, 2013

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2012 filed April 30, 2013 and

Form 6-K furnished October 31, 2013

File No. 001-14370

Ms. Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated November 27, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) and Form 6-K (the “Form 6-K”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type followed by the Company’s responses in regular type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Form 6-K furnished October 31, 2013

1.	In the earnings release, you disclose cash operating cost per ounce of gold, silver or copper at some of your operating mines. To enhance an investor’s understanding of these apparent non-IFRS metrics, please provide the following information in future filings:

•	Provide a reconciliation of these non-IFRS measures to the applicable IFRS measures, and clarify the nature and method of calculating each of the adjustments made to compute the cash operating costs for each of your mines.

The Company acknowledges the Staff’s comment and confirms to the Staff that in prior earnings releases it disclosed a cash operating cost per mining operation financial metric. This metric consisted of operating expenses, excluding depreciation and amortization, plus selling expenses, plus commercial deductions and less by-product credit contribution. For both commercial deductions and by-product contribution figures, the Company used estimated figures because, in most cases, such figures relate to sales that have not been closed and priced yet. In the case of commercial deductions, which consist of treatment and refining charges, the Company used an estimated figure based on metal prices as of the end of each month of production and deductions taken in existing commercial contracts. In the case of by-product credit contribution, the Company used an estimated figure and calculated the contribution for a particular by-product by multiplying the volume of each secondary recovered metal per month by the closing metal price at the end of each month.

In future earnings releases, the Company plans to no longer disclose cash operating cost and will instead disclose “cost applicable to sales” per mining operation, which consists of cost of sales, excluding depreciation and amortization, plus selling expenses presented on a mine by mine basis. Notably, cost applicable to sales would not include commercial deduction or by-product revenue figures. The Company will also include a reconciliation of cost applicable to sales to the applicable IFRS measure on its financial statements, namely the line item “cost of sales, without considering depreciation and amortization” on its income statement. The attached appendix shows how the Company intends to present a reconciliation of cost applicable to sales per mining operation to cost of sales, without considering amortization and depreciation. The Company will include this appendix in its future earnings releases.

•	Disclose whether cash operating cost is presented net of by-product revenue and clearly label it as cash cost net of by-product revenues. Disclose cash costs without adjusting for by-product revenues.

The Company presented in prior earnings releases cash operating cost net of by-product revenue contribution. However, as discussed above, the Company will instead disclose in future earnings releases “cost applicable to sales,” which will not include by-product revenue.

•	If total by-product revenue is material, disclose the reasons why certain metals are considered by-products.

The Company deems by-product revenue from the sales of other metals to be very small and not material to its key performance measures or operating segments.

•	If there are multiple by-products, provide a reconciliation of the dollar amount of by-product credit attributable to each metal to the total by-product credit. The total amount of the by-product credit in the reconciliation should agree with the total amount deducted from cash costs, if aggregate cash costs are presented. Disclose the amount of by-product credits per ounce on an aggregate and by-product basis as well if amounts per ounce are presented in the cash costs reconciliation.

2

As discussed above, the Company does not plan to include by-product credit in its “cost applicable to sales” calculation in future earnings releases.

•	Clarify why this measure is meant to provide more or better information about the costs of producing gold or other metals than an IFRS-derived measure (e.g., cost of revenue)

The Company’s ability to manage “cost applicable to sales” is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low production cost base allows the Company to remain profitable even during times of declining metals prices and more flexible in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. Please see the Company’s disclosure in the attached appendix.

•	As these non-IFRS measures appear to be included in all of your earnings releases, tell us how you considered including this information in your Form 20-F.

The Company previously included “cash operating cost” in its Form 20-F but deleted this measure in response to the Staff’s comments to the Company’s Form 20-F for Fiscal Year Ended December 31, 2009 (see response #3 in the Company’s Response Letter, filed December 17, 2010) because certain non-IFRS figures used to calculate cash operating cost could not be reconciled to IFRS measures. The Company continued to disclose cash operating cost in its earnings releases. As discussed above in the Company’s collective response to the Staff’s comment no. 1, the Company plans to no longer disclose “cash operating cost” and will instead disclose in its future earnings releases “cost applicable to sales,” which will be reconciled to an IFRS measure on its income statement, namely “cost of sales, without considering amortization and depreciation.”

Please provide us with draft disclosure of your planned changes.

The Company has included draft disclosure of its planned changes in the attached appendix. Letters have been inserted in the proposed appendix to show how the figures for each mine will add up to the corresponding aggregate IFRS amount set forth on the Company’s income statement.

3

Form 20-F for the Year Ended December 31, 2012
Item 5. Operating and Financial Reviews and Prospects, page 83
Critical Accounting Policies and Estimates, page 85

2.	We note your disclosure “during the fourth quarter of 2012, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 - “Impairment of Assets” for three of our mining units (Recuperada, Poracota and Antapite), which resulted in the recognition of asset impairment charges of US$3.6 million...” Please clarify whether you performed an assessment of all mining properties or only the three properties identified to determine whether there is any indication that there may be impairment. Refer to IAS 36.9. Please provide us with, and confirm to us that you will include in future filings, a more detailed explanation of your impairment assessment.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s management performed an assessment for all of its mining properties as of December 31, 2012, and as a result of that Company-wide assessment it recorded an impairment loss for three mining units: Recuperada, Poracota and Antapite. The Company provided full disclosure of its impairment assessment in note 11 to its 2012 consolidated financial statements (page F-64) as follows:

…“As a result of the decrease in the level and quality of the reserves in some mining units, during the year 2012, the Company’s Management updated its assessment of the recoverability of the book value of its long-lived assets. The provision made in the year 2012 amounts to US$3,617,000.

Assessing the impairment of long-lived assets involves comparing their respective carrying amount with their recoverable values. The recoverable value of assets is the greater of its fair value less the costs of sale or its value in use. The recoverable amount used in assessing the Antapite, Recuperada and Poracota mining unit is the value in use. The Company estimated the use value of its long-lived assets using a discounted cash-flow model. Cash flow was projected for the useful life of the mining units based on Management’s expectations. This useful life depends on several variables, including the mineral reserves of each unit.

The following assumptions have been used for calculating the value in use:

•	Production volumes: the production volumes of the Antapite, Recuperada and Poracota units are substantiated by the reserves and resources audited as of December 31, 2012, considering Management’s production plan for the coming years. According to such reserves, the Poracota unit has a production horizon of one year, Antapite of two years and Recuperada of three years. Management believes that there will not be significant changes in estimated production volumes that would result in the present value of long-lived assets exceeding their recoverable value.
•	Discount rates: Future cash flows have been adjusted according to the specific risk assigned to this type of asset and discounted at a pre-tax rate of 6.21 per cent. The discount rate used is the Weighted Average Cost of Capital (pre-tax WACC). Management believes that there will not be significant changes in the discount rate that could increase the impairment loss.

4

•	Metals prices: The Company has used future metals prices (forward metal prices) obtained from the average of estimates made by foreign investment banks.

•	Operating costs: The Company has projected its operating costs in relation to its cost structure as of the date of the consolidated statement of financial position. Management believes that there will not be significant changes in estimated operating costs considered that could increase the impairment loss.

In the opinion of the Company’s Management, the provision for impairment of long-lived assets covers the risk of impairment at the date of the consolidated statement of financial position.”…

The Company believes the above disclosure in note 11 is consistent with the requirements under IAS 36.9. In the event that in the future the Company determines that another impairment loss has occurred, the Company will provide appropriate cross-references in its discussion of such an impairment loss in Item 5 of its Form 20-F to the more detailed information concerning such impairment disclosed in the applicable note in its consolidated financial statements.

Financial Statements

Consolidated Statements of Cash Flows, page F-10

3.	We note the subtotals for net cash used in investment and financing activities for the year ended December 31, 2011 have materially changed from the amounts that were originally presented in your Form 20-F filed on April 30, 2012. We observed Note. 2.4 on page F-43 states that approximately $164.9 million from the net sales of investment shares to non-controlling interest was reclassified from cash flows related to investment activities to cash flows related to financing activities. Please further clarify the underlying reasons for the change in accounting for the components within the reclassified amounts and how your revised cash flow presentation and disclosure satisfies the criteria set forth in IAS 8.

The Company acknowledges the Staff’s comment and advises the Staff that during the 2012 financial statements closing process, the Company’s management identified a classification misstatement in its 2011 consolidated statement of cash flows related to transactions with non-controlling interests.

As disclosed in note 1(f) to its 2012 consolidated financial statements, the Company purchased and sold interests in consolidated subsidiaries that did not represent changes in control for the net amount of US$164.9 million. This amount was originally disclosed in its 2011 financial statements as cash flows related to investing activities.

5

IAS 7 paragraph 42A indicates that cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control shall be classified as cash flows from financing activities. Accordingly, the transactions described above should have been reflected as financing activities and not investing activities in 2011.

In accordance with IAS 8 paragraphs 42 and 49, the Company retrospectively adjusted its 2011 consolidated statement of cash flows and provided the related disclosure in note 2.4 (with reference to note 1(f)) to its 2012 consolidated financial statements.

Notes to the Consolidated Financial Statements, page F-13
Note 2.3 Summary of Significant accounting principles and policies, page F-24
(p)-Revenue Recognition, page F-38

4.	Disclose how you account for by-product revenues and whether they are classified as revenue, an offset to cost of sales, etc. in the income statement. If by-products are material, please disclose the amounts recorded for by-products for the three years ended December 31, 2012. Please provide us with draft disclosure to be included in future filings.

The Company acknowledges the Staff’s comment and advises the Staff that revenues from by-product sales (carbon fines) are classified as gold and silver revenues (according to the type of contained mineral) and are not an offset to cost of sales. The revenue attributable to the Company’s different products is disclosed in the table entitled “Sales by product” in note 18 to its 2012 consolidated financial statements (page F-81), and the Company does not generate any other by-product revenue.

The Company further advises the Staff that by-products sales were not material to the consolidated financial statements of the Company for the 2012, 2011 and 2010 fiscal years and are not expected to be material for the 2013 fiscal year; accordingly, the Company deems it unnecessary to disclose any information related to by-products in its consolidated financial statements.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

6

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

7

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter, the Form 20-F or the Form 6-K at the Staff’s earliest convenience. You should contact the undersigned at (212) 530-5546 or Michael Lee at (212) 530-5586.

Sincerely,

/s/ Arnold B. Peinado, III
Arnold B. Peinado, III

cc:	Securities and Exchange Commission: Brian McAllister Nasreen Mohammed

Compañía de Minas Buenaventura S.A.A.:

Carlos Galvez

Leandro Garcia

Daniel Dominguez

8

Appendix

Appendix __: Cost Applicable to Sales Reconciliation per Mine (in thousands of US$ and US$ per unit sold, except for volume sold)

(*) indicates an amount that will be stated on the face of the applicable Buenaventura consolidated income statement

	4Q13	4Q12	FY 2013	FY 2012
Cost of sales, without considering depreciation and amortization (“COS”)(*)	$(x)
Add:
Selling expenses(*) (1)	(y)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$(z)

By mine and metal	4Q13	4Q12	FY 2013	FY 2012
COS – Orcopampa, gold	$(a)
COS – Orcopampa, silver	(b)
COS – Uchucchacua, silver	(c)
COS – Uchucchacua, zinc	(d)
COS – Uchucchacua, lead	(e)
COS – Julcani, silver	(f)
COS – Julcani, lead	(g)
COS – Breapampa, gold	(h)
COS – Breapampa, silver	(i)
COS – Recuperada, zinc	(j)
COS – Recuperada, silver	(k)

9

COS – Recuperada, lead	(l)
COS – La Zanja, gold	(m)
COS – La Zanja, silver	(n)
COS – El Brocal (Colquijirca), zinc	(o)
COS – El Brocal (Colquijirca), silver	(p)
COS – El Brocal (Colquijirca), lead	(q)
COS – El Brocal (Marcapunta), copper	(r)
COS – El Brocal (Marcapunta), silver	(s)
COS – El Brocal (Marcapunta), gold	(t)
Total COS(*)	$(x)

By mine and metal	4Q13	4Q12	FY 2013	FY 2012
Selling expenses – Orcopampa, gold	$(aa)
Selling expenses – Orcopampa, silver	(bb)
Selling expenses – Uchucchacua, silver	(cc)
Selling expenses – Uchucchacua, zinc	(dd)
Selling expenses – Uchucchacua, lead	(ee)
Selling expenses – Julcani, silver	(ff)
Selling expenses – Julcani, lead	(gg)
Selling expenses – Breapampa, gold	(hh)
Selling expenses – Breapampa, silver	(ii)
Selling expenses – Recuperada, zinc	(jj)
Selling expenses – Recuperada, silver	(kk)
Selling expenses – Recuperada, lead	(ll)

10

Selling expenses – La Zanja, gold	(mm)
Selling expenses – La Zanja, silver	(nn)
Selling expenses – El Brocal (Colquijirca), zinc	(oo)
Selling expenses – El Brocal (Colquijirca), silver	(pp)
Selling expenses – El Brocal (Colquijirca), lead	(qq)
Selling expenses – El Brocal (Marcapunta), copper	(rr)
Selling expenses – El Brocal (Marcapunta), silver	(ss)
Selling expenses – El Brocal (Marcapunta), gold	(tt)
Total selling expenses(*)	$(y)

Orcopampa
	Gold		Silver
	4Q13	4Q12	4Q13	4Q12
Cost of sales, without considering depreciation and amortization	$(a)		$(b)
Selling expenses	$(aa)		$(bb)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]
Volume sold	[ ] oz.		[ ] oz.
Cost applicable to sales / unit	$[ ] / oz.		$[ ] /oz.

11

Uchucchacua
	Silver		Zinc		Lead
	4Q13	4Q12	4Q13	4Q12	4Q13	4Q12

Cost of sales, without considering depreciation and amortization	$(c)		$(d)		$(e)
Selling expenses	$(cc)		$(dd)		$(ee)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]		$[ ]
Volume sold	[ ] oz.		[ ] MT		[ ] MT
Cost applicable to sales / unit	$[ ] /oz.		$[ ] / MT		$[ ] / MT

Julcani
	Silver		Lead
	4Q13	4Q12	4Q13	4Q12
Cost of sales, without considering depreciation and amortization	$(f)		$(g)
Selling expenses	$(ff)		$(gg)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]
Volume sold	[ ] oz.		[ ] MT
Cost applicable to sales / unit	$[ ] / oz.		$[ ] / MT

12

Breapampa
	Gold		Silver
	4Q13	4Q12	4Q13	4Q12
Cost of sales, without considering depreciation and amortization	$(h)		$(i)
Selling expenses	$(hh)		$(ii)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]
Volume sold	[ ] oz.		[ ] oz.
Cost applicable to sales / unit	$[ ] / oz.		$[ ] / oz.

Recuperada
	Zinc		Silver		Lead
	4Q13	4Q12	4Q13	4Q12	4Q13	4Q12
Cost of sales, without considering depreciation and amortization	$(j)		$(k)		$(l)
Selling expenses	$(jj)		$(kk)		$(ll)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]		$[ ]
Volume sold	[ ] MT		[ ] oz.		[ ] MT
Cost applicable to sales / unit	$[ ] / MT		$[ ] / oz.		$[ ] / MT

13

La Zanja
	Gold		Silver
	4Q13	4Q12	4Q13	4Q12
Cost of sales, without considering depreciation and amortization	$(m)		$(n)
Selling expenses	$(mm)		$(nn)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]
Volume sold	[ ] oz.		[ ] oz.
Cost applicable to sales / unit	$[ ] / oz.		$[ ] / oz.

El Brocal - Colquijirca
	Zinc		Silver		Lead
	4Q13	4Q12	4Q13	4Q12	4Q13	4Q12
Cost of sales, without considering depreciation and amortization	$(o)		$(p)		$(q)
Selling expenses	$(oo)		$(pp)		$(qq)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]		$[ ]
Volume sold	[ ] MT		[ ] oz.		[ ] MT
Cost applicable to sales / unit	$[ ] / MT		$[ ] / oz.		$[ ] / MT

14

El Brocal - Marcapunta
	Copper		Silver		Gold
	4Q13	4Q12	4Q13	4Q12	4Q13	4Q12
Cost of sales, without considering depreciation and amortization	$(r)		$(s)		$(t)
Selling expenses	$(rr)		$(ss)		$(tt)
Cost of sales, without considering depreciation and amortization, plus selling expenses	$[ ]		$[ ]		$[ ]
Volume sold	[ ] MT		[ ] oz.		[ ] oz.
Cost applicable to sales / unit	$[ ] / MT		$[ ] / oz.		$[ ] / oz.

_________________

Note: Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. The cost applicable to sales and cost applicable to sales per unit sold figures disclosed herein are calculated without adjusting for by-product revenue figures. Buenaventura notes that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and cost applicable to sales per unit sold are considered key measures by Buenaventura in managing and evaluating Buenaventura’s operating performance and are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. Cost applicable to sales and cost applicable to sales per unit sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider cost applicable to sales or cost applicable to sales per unit sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of Buenaventura’s operating performance.

15